File No. 812‑13803

UNITED STATES OF AMERICA

BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Amended Application for an order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and

Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

.

In the Matter of

Georgetown Investment Management LLC

EMShares Trust

(formerly, Georgetown ETF Trust)

1200 Brickell Avenue, Suite 800

Miami, FL 33131

SEI Investments Distribution Company

1 Freedom Valley Drive

Oaks, PA 19456

Please send all communications to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

Page 1 of 53 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on October 13, 2011

TABLE OF CONTENTS

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TABLE OF CONTENTS
(continued)

IX.        APPENDIX A – DESCRIPTION OF THE INITIAL FUND AND THE

          UNDERLYING INDEX...................................................................................................     52

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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In the Matter of:

Georgetown Investment Management LLC EMShares Trust 1200 Brickell Avenue, Suite 800 Miami, FL 33131 SEI Investments Distribution Company 1 Freedom Valley Drive Oaks, PA 19456

Amended Application for an Order under

Section 6(c) of the Investment Company

Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

File No. 812-13803

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I.                   INTRODUCTION

In this amended application (“Application”), Georgetown Investment Management LLC (the “Advisor”), EMShares Trust (the “Trust”) and SEI Investment Distribution Company (“SEI” and, collectively with the Advisor and the Trust, the “Applicants”) request an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c‑1 under the 1940 Act to permit the Trust to create and operate the initial series described herein (the “Initial Fund”) that offers exchange-traded shares with limited redeemability and whose performance will correspond generally to the performance of a specified index.

Applicants are also seeking an order under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

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Applicants request that the order requested herein apply to any future series of the Trust or other open-end management investment companies advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor that comply with the terms and conditions of this application (“Application”) whose performance will closely correspond to the price and yield performance of securities indices (each such company or series, individually, a “Future Fund” and collectively with the Initial Funds, the “Funds”).  The Funds may invest primarily in equity and/or fixed income securities and seek investment returns that closely correspond to the price and yield performance of equity securities indices (“Equity Funds”) or invest primarily in fixed income securities and seek investment returns that closely correspond to the price and yield performance of fixed income securities indices (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets, as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds (“ETFs”) and shares of money market mutual funds or other investment companies, all in accordance with their investment objectives.  Certain of the Funds may invest in equity securities or fixed income securities traded in foreign markets and seek investment results that closely correspond to the price and yield performance of underlying indices whose component securities include such securities (“International Funds”).  The Funds will (a) be advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, and (b) comply with the terms and conditions of the order.  Each Fund will operate as an ETF.

Shares of each Fund (“Shares”) will be purchased from the Trust only in large aggregations of a specified number referred to as a “Creation Unit.”  Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the

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“Exchange”).  The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

All entities that currently intend to rely on the order are named as applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

Applicants are further requesting relief under Section 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain affiliated persons of the Fund or affiliated persons of such affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0‑2 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”).

II.                BACKGROUND

A.            The Applicants.

            The Trust and Its Funds.  The Trust is a statutory trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end management investment company prior to the commencement of operations.  The Trust is overseen by a board of trustees (the “Board”) which, upon the commencement of operations, will maintain the composition requirements of Section 10 of the 1940 Act.  The Trust is organized as a series fund.  Upon obtaining the relief requested herein, the Trust intends to file a Registration Statement for the purpose of registering Shares of the Initial Fund described herein under the Securities Act of 1933 (the “Securities Act”).  As used herein, “Trust” shall also include any other open-end series management investment company registered with the Commission and advised by the Advisor or

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an entity controlling, controlled by or under common control with the Advisor that complies with the terms and conditions of this Application.

            Each Fund has a distinct investment objective and will attempt to achieve its investment objective by utilizing a securities index-based management strategy.  Each Fund will consist of a portfolio of securities and other instruments (“Portfolio Securities”) selected to correspond to the price and yield performance of a specified securities index (each securities index is an “Underlying Index” or  “Index”).  Each Fund intends to qualify as a “regulated investment company” (a “RIC“) under the Internal Revenue Code (the “Code“).

            The Initial Funds is EMShares Dow Jones Andean Titans 30 ETF and will seek to track the performance of the Dow Jones Andean Titan 30 Index.  The Dow Jones Andean Titans 30 Index is weighted by float-adjusted market capitalization, and is comprised of 30 blue-chip stocks in the “Andean” region, comprised of Chile, Colombia, and Peru.  Index component weights are capped at 10% of the index’s total float-adjusted market capitalization, and weights are reviewed quarterly.  The Index is intended to capture a replicable cross-section of the leading companies trading in the three Andean region countries. The Index is formally reconstituted annually in March, and only stocks with a three-month average daily trading volume of at least US $500,000 are eligible for consideration for inclusion in the Index, with components chosen by Dow Jones Indexes.

            The Advisor.   Georgetown Investment Management LLC will be the investment advisor to the Funds.  The Advisor is a Delaware limited liability company, with its principal office in Miami, Florida.  The Advisor is an indirect, wholly-owned subsidiary of InterBolsa S.A., a large securities firm based in Colombia.  The Advisor will, prior to the commencement of Fund operations, register as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).  The Advisor, subject to the oversight and authority of the Board,

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will develop the overall investment program for each Fund.  The Advisor will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. The Advisor may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Subadvisor”).  Any Subadvisor will be registered as an investment adviser under the Advisers Act. [1]

            Applicants note that a Subadvisor’s affiliates may be hired to provide other services, such as administration, custodian or transfer agency services, to the Funds, subject to the approval of the Board.

            The Distributor.  SEI Investments Distribution Company, a broker-dealer registered under the Exchange Act, will act as distributor and principal underwriter of the Creation Unit Aggregations of Fund Shares (each such broker-dealer, a “Distributor”).  Applicants request that the Order also apply to any other Distributor to the Funds in the future that complies with the terms and conditions of the application.  Any Distributor to the Funds will not maintain a secondary market in Fund Shares.  No Distributor will be affiliated with any Index Provider.  The Distributor will be identified as such in the current prospectus of each Fund (“Prospectus”) and will comply with the terms of the Application, to the extent applicable. [2]

[1] The Adviser and Distributor each will adopt a code of ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person.  Any Subadvisor will be required to adopt and maintain a similar code of ethics and insider trading policies and procedures.

[2] Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), as well as any other applicable disclosure requirements, before offering Shares.

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            No Distributor, Advisor, Subadvisor or Fund will be, nor will the Trust be, an affiliate of the Stock Exchange.

B.                  The Underlying Indices.

            The underlying indices for the Funds will be relevant indices, composed solely of securities, provided by a third-party (each and “Underlying Index” and together the “Underlying Indices”).  No entity that creates, compiles, sponsors or maintains an Underlying Index (an “Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Advisor, a Subadvisor, or a Distributor (as defined below).  The Advisor will obtain any necessary licensing arrangements with each Index Provider to offer Fund Shares.  To the extent such licensing arrangements are legally required, they will be in effect at the time secondary market trading of such Fund Shares commences.   An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities (defined below), the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

            Dow Jones Index is the intended Index Provider for the Initial Fund.  Dow Jones Indexes is a leading full-service index provider that develops, maintains and licenses indexes for use as benchmarks and as the basis of investment products. Best-known for the Dow Jones Industrial Average, Dow Jones Indexes offers more than 130,000 equity indexes as well as fixed-income and alternative indexes, including measures of hedge funds, commodities and real estate. Dow Jones Indexes employs clear, unbiased and systematic methodologies that are fully integrated

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within index families. Dow Jones Indexes is part of a joint venture company owned 90 percent by CME Group Inc. and 10 percent by Dow Jones & Company, Inc., a News Corporation company.

III.             THE FUNDS

A.            Investment Objectives.

            The investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance of its Underlying Index.  In seeking to achieve the respective investment objective of each Fund, the Advisor and/or Subadvisor may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index.  Using the sampling strategy, the Advisor or Subadvisor will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety.  If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy.  A Fund using a replication strategy will invest in substantially all of the securities comprising its Underlying Index (“Component Securities”) in the same approximate proportions as in the Underlying Index.  A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index.  This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid.  From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance.   Applicants expect that

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each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees and expenses.

            Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of International Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities.  Each Fund may also invest its remaining assets, up to 20% of its total assets, in securities not included in its Underlying Index (the “20% asset basket”).  For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Index (such as reconstitutions, additions and deletions).  Any security selected by the Advisor or Subadvisor for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Advisor’s or the Subadvisor’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index.  As long as each Fund invests at least 80% of its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies [3] all in accordance with the requirements of the  1940 Act and rules promulgated thereunder.

[3] Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(l)(A) of the 1940 Act and would be made through purchases of shares in the secondary market or through receipt of shares as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units, as defined below.  A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the portfolio securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index.  For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index.  The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of portfolio securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities.   See, iShares Trust, et al.,  (Oct. 22, 2008).

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The Funds may invest in “Depositary Receipts.”  Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary. [4]   A Fund will not invest in any Depositary Receipts that the Advisor or any Subadvisor deems to be illiquid or for which pricing information is not readily available.

Each Fund’s investment objective is not considered to be fundamental and can be changed without a vote of its shareholders.  However, the investment objective may only be changed by the Fund’s
Board.

B.             Benefits of Funds to Investors.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units.  One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Exchange versus the cost of depositing a Fund Deposit (as defined herein) and creating a Creation Unit to be broken down into individual Shares.  As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market.  Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV per Share.  Applicants also expect that the Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.  No Exchange Specialist or Market Maker for Shares of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of the Fund, except potentially under Section 2(a)(3)(A) or (C) of the 1940 Act solely due to ownership of Shares, as described below.

[4] Depositary Receipts include American Depositary (“ADRs”) and Global Depositary Receipts (“GDRs”).  With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act, on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  The Financial Industry Regulatory (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade report to be disseminated on a real-time basis.  With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

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Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns that correspond to the returns of the Underlying Indices.

The Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low cost basis stocks through the in-kind redemption process, when such process is utilized; offer relatively low expenses compared to actively managed investment companies with similar investment objectives and strategies that are not ETFs; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on portfolio securities.

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IV.             APPLICANTS’ PROPOSAL

A.            Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC and DTC Participants”).  Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications to shareholders will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

B.             Exchange Listing.

Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.  Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant (defined below) or make a market in Shares.  No affiliated person of the Fund, the Advisor or Distributor will maintain a secondary market in Shares.  One or more Specialists or Market Makers will be

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assigned to the Shares. [5]   As long as the Funds operate in reliance on the requested order, the Shares will be listed on an Exchange.

C.             Sales of Fund Shares.

Each Fund will sell Shares to investors in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  For Funds utilizing an in-kind purchase process, Shares generally will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities, i.e., Deposit Securities, designated by the Advisor, together with the deposit or refund of a specified cash payment as the case may be (“Cash Component,” collectively with the Deposit Securities, a “Fund Deposit”).  Each Fund will issue and sell Creation Units on each day that a Fund is open (“Business Day”), which includes any day that the Fund is required to be open under Section 22(e) of the 1940 Act.  The Funds may also be open on days not required under Section 22(e) of the 1940 Act, including days that the Exchange is closed.  The NAV per Share of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each Business Day. [6]   The NAV per Share of each Fixed Income Fund and non-U.S. Equity Fund may be determined prior to 4:00 p.m. Eastern time on each Business Day.

Deposit Securities and Fund Securities (defined below) either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants (defined below) on a given Business Day.  In either case, the Deposit Securities and Fund Securities may differ from each other (and from the Portfolio Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.

[5]               Unlike on other Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis.  Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares.  Rather, under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions.  Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Exchange.

[6]               Applicants note that each Fund will have in place procedures that provide for the fair valuation of Portfolio Securities in calculating NAV per Share.

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The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of a Fund that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security. [7]

                The Funds may be purchased and redeemed entirely for U.S. dollars or, in the case of International Funds, non-U.S. currency or U.S. dollars (an “All-Cash Payment”).  The Trust reserves the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any Fund, as well as to accept partial cash in lieu of Deposit Securities in connection with purchases and redemptions of any Fund.  This may occur in circumstances where it may be in the best interests of the Trust to do so, such as when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Shares Clearing Process (defined below), or may not be eligible for trading by an Authorized Participant (defined below) or the investor for which it is acting.  Therefore, each Fund may permit, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the Deposit Securities.

[7]               Applicants expect that a cash‑in‑lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security of any Fund.

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In addition, the Trust reserves the right to determine in the future that Shares of one or more of the Funds that typically utilize an in-kind process may be purchased in Creation Units for an All-Cash Payment.  The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Advisor believed such method would substantially minimize the Funds’ transactional costs or would enhance the Funds’ operational efficiencies.  For example, on days when a rebalancing of a Fund’s portfolio is required, the Advisor might prefer to receive cash rather than in-kind stocks so that it has the liquid resources at hand for the Trust to make the necessary purchases.  If a Fund utilizing the in-kind process were to receive in-kind stocks on such a day, it would have to sell many of such stocks and acquire new stocks, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.  In some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulation of certain foreign stock exchanges for an International Fund to operate exclusively on an in-kind basis.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees, stamp taxes and the like, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers.  Where

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a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities.  The exact amounts of such Transaction Fees will be determined separately for each Fund.  The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.

Transaction Fees will be limited to amounts that have been determined by the Advisor to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units will be aggregations of at least 25,000 Shares.  Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

The Funds will make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for a Fund utilizing the in-kind process.  Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available.  In the same manner, the Advisor also will make available the previous day’s

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Cash Component as well as the estimated Cash Component for the current day. In addition, the Advisor will make available the estimated All-Cash Payment for the Funds and any Future Funds utilizing the cash process.

Creation Units may be purchased through orders placed by the Distributor through an “Authorized Participant” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System (the “CNS System”) of the National Securities Clearing Corporation (“NSCC”), or (2) a DTC Participant, which in either case has executed an agreement with the Trust, the Distributor and the Transfer Agent, with respect to creations and redemptions of Creation Units (“Participant Agreement”).  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  The Distributor will be responsible for transmitting orders to the Funds.  In the case of the Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Fund Deposit with the Trust “outside” the Shares Clearing Process through the facilities of DTC.  In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section E.2. herein under “Settlement and Clearing of Fixed Income Funds”.

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the “Closing Time”) on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next

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determined on such date.  In the case of custom orders, [8]  the order must be received by the Distributor at such time as specified by the Trust, but in no event later than the Closing Time.

The Distributor may reject any order to purchase Shares that is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes.  Examples of such circumstances include:  acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Advisor, the Distributor, the Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events. In addition, the Trust reserves the right, in its sole discretion, to suspend the offering of Shares of a Fund or to reject purchase orders when, in its judgment, such suspension or rejection would be in the best interests of the Trust or a Fund.

[8]               A custom order may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.  On days when the Exchange or bond markets close earlier than normal, a Fund may require custom orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut‑off time for custom orders is expected to be no later than 11:00 a.m. Eastern Time.

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The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

1.         Creation Procedures Applicable to Equity Funds.  An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit or All-Cash Payment, as applicable, to the Trust, along with the appropriate Transaction Fee.  Upon the deposit of such Fund Deposit or All-Cash Payment, as applicable, in payment for such Creation Units placed through the Distributor such Shares will be delivered to the purchaser thereof.

An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process.  Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Component and any other cash

                                                                                                                    21

amounts which may be due, the Trust will accept the order, subject to its right (and the right of the Advisor) to reject any order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share.  The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor and the Trust will issue the Shares in the Creation Unit which will be delivered to the purchaser. [9]

2.         Creation Procedures Applicable to Fixed Income Funds.  See Section E.2. herein entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed Income Funds.

3.         Creation Procedures Applicable to International Funds.  For International Funds, the purchase of a Creation Unit will operate as follows.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Fund’s Custodian.  The Custodian will then inform the appropriate sub-custodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Securities or All-Cash Payment, as applicable (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with appropriate adjustments as determined by the Fund.  Deposit Securities or the All-Cash Payment, as applicable, must be delivered to the accounts maintained at the applicable subcustodians.  The subcustodians will confirm that the required securities or cash have been delivered and the Custodian will notify the Advisor and the Distributor.  The Distributor will then furnish the purchaser with a confirmation and a Prospectus.

[9]               To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) up to 125% of the value of the missing Deposit Securities.  The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Deposit Securities and the value of the collateral.  The SAI may contain further details relating to such collateral procedures.

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D.            Pricing.

The price of Shares trading on the Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Advisor, the Distributor or by a Fund.  Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges.  The initial price of Shares on the Exchange is expected to be in the range of $25-$100 per Share.  The price of a Creation Unit is expected to range from $625,000 (assuming the minimum number of 25,000 Shares at the lowest price of $25) to $10,000,000 (assuming 100,000 Shares at the highest price of $100).

E.             Redemption.

Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund.  Creation Units will be redeemable at the NAV per Share next determined after receipt of a request for redemption by a Fund made by or through an Authorized Participant.  If the in-kind process is being utilized, Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities (“Fund Securities”). [10]   The Trust will redeem Shares of each Fund on any Business Day.  Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act or in accordance with the exemptive relief requested herein.  Redemption requests must be received by 4:00 p.m. Eastern Time to be redeemed that day.  In the case of custom redemptions [11]  the order must be received by the Distributor at such time as specified by the Trust, but in no event later than the Closing Time.  The Advisor, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the “Creation List”) which will be applicable to a purchase and the list of Fund Securities (the “Redemption List”) that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day.

[10]             A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities.  The prospectus for a Fund will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”) as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”

[11]             Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the Trust.

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Each Fund and certain Future Funds will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share.  At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities.  A specific example might be the presence of the securities on an investment banking firm’s restricted list.  Applicants currently contemplate that, unless cash redemptions are available or specified for a Future Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus or minus a “Cash Redemption Amount” as the case may be (collectively a “Fund Redemption”).  The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities.  A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.  To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

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1.         Redemption Procedures Applicable to Equity Funds.  Creation Units may be redeemed through the Shares Clearing Process.  Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process, except that redemption requests are made directly to a Fund through the Trust’s Transfer Agent, and are not made through the Distributor.  Creation Units may also be redeemed outside the Shares Clearing Process, however, a higher Transaction Fee will be charged. [12]   As discussed above, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor.  An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process.  A redeemer receiving cash in lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described above.

[12]             To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash having a value (marked‑to‑market daily) up to 125% of the value of the missing Shares.  The current procedures for collateralization of missing Shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately‑available funds and shall be held by the Funds’ custodian and marked‑to‑market daily, and that the fees of the custodian and any sub‑custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant.  The Participant Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral.  The SAI may contain further details relating to such collateral procedures.

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A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust, and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book‑entry system of the DTC on or before contractual settlement of the redemption request.  As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

A Fund that redeems Creation Units in-kind will not have to maintain significant cash reserves for redemptions.  This will allow the assets of each Fund, under normal circumstances, to be as fully invested as possible.  Accordingly, each Fund will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

In the case of International Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded.  If neither the redeeming shareholder nor the

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Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect delivery of the Fund Securities in such jurisdictions and in certain other circumstances, each International Fund may, in its discretion, exercise its option to redeem such Shares for cash, and in such an instance all redeeming shareholders will be required to receive their redemption proceeds in cash.  In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant International Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.  Applicants have also been advised that, under certain circumstances, the delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days.  See Section VI. E. below.

2.         Settlement and Clearing of Fixed Income Funds.  The Deposit Securities and Fund Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non‑corporate (other than U.S. government) fixed income securities.   Settlement and clearing of foreign securities presently cannot be made using the DTC Process.  For Funds utilizing the in-kind process, the Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

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DTC or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants.  Shares will be registered in book entry form only, which records will be kept by DTC.

As with the settlement of Equity Fund transactions outside of the CNS System, (i) Shares of the Fixed Income Funds and U.S. corporate and non‑corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System, and (iii) non-U.S. fixed income securities and money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction.  More specifically, creation transactions will settle as follows:  on settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non‑corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds’ Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System.  For non-U.S. fixed income securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Funds’ Custodian.  The Custodian will then inform the appropriate subcustodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Funds.  Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Advisor.  The Fund will issue

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Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC.  DTC will then credit the Authorized Participant’s DTC account.  The clearance and settlement of redemption transaction essentially reverses the process described above.  After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount.  On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are corporate and non‑corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Fund Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.  Non-U.S. fixed income securities will clear and settle through the appropriate sub-custodian as described above.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants.  With respect to Equity Funds using the CNS System, Creation Units are deposited or charged to the Authorized Participants’ DTC accounts through the CNS System.  Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a create) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System.  Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in‑kind” creation of Shares.  In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security.  The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the

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Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component.  In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Fixed Income Fund’s Transfer Agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units.  In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Funds plan to settle transaction in U.S. government securities, corporate bonds and non‑corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds. [13]

F.              Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed.  Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.  From time to time and for such periods as the Advisor in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified.  In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[13]             Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis.  Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T + 3 settlement date.  As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds.  The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

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G.            Dividend Reinvestment Service.

The Funds do not intend to make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

H.            Availability of Information.

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

Each Fund’s publicly available website will include a form of the Prospectus for each Fund that may be downloaded.  The website will include additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and mid‑point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”), [14]  and a calculation of the premium and discount of the Bid/Ask Price against the NAV per Share, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV per Share, within appropriate ranges, for each of the four previous calendar quarters.  On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  The website and information are publicly available at no charge. [15]

[14]             The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV per Share.  The records relating to Bid/Ask prices will be retained by the Funds and their service providers.

[15]             Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

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An estimated intra-day NAV per Share for each Fund will be calculated by an independent third party every 15 seconds during the Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange.  The estimated NAV per Share will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day and will be calculated in accordance with pre-determined criteria and set parameters so that an individual “price” based on an analysis of multiple pricing sources is obtained for each security in a Creation Deposit.

Intra-day and end of day prices of Portfolio Securities, including foreign securities, are readily available from various sources, such as national exchanges, automated quotation systems, published or other public resources or on-line information sources, such as IDC, Bloomberg or Reuters.  Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources.  The  estimated NAV per Share will be calculated by using a combination of: (i) executed bond transactions as reported on the FINRA Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or  (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers.  “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

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One source of intra-day U.S. bond prices is the TRACE system.  The TRACE system reports executed prices on corporate bonds.  The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing.  TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg).  In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE.  One obvious source of information for Authorized Participants is their own trading desks.  Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Securities and the reasonableness of a Fund’s estimated NAV using this information.   Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services. [16]

End of day prices of each Fund’s Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by major broker- dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

[16]             “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.”  Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association - Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

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Investors interested in a particular Fund can also obtain the Trust’s SAI, each Fund’s Shareholder Reports and its Form N‑CSR and Form N‑SAR, filed twice a year.  The Trust’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N‑CSR and Form N‑SAR may be viewed on‑screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open‑end investment company.  Information regarding market price and volume is and will be continually available on a real‑time basis throughout the day on Brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers.  The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component.  The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

            The value of each Underlying Index for the Equity Funds and Domestic Fixed Income Funds will be updated intra-day.  Applicants anticipate that each Underlying Index for the Domestic Funds will be updated at least every 15 seconds throughout the trading day.  Applicants also anticipate that each Underlying Index for the International Equity Funds will be updated at least every 60 seconds throughout the trading day.  These intra-day values of the Underlying Indices will be disseminated at regular intervals throughout the trading day by

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organizations authorized by each respective Index Provider.  The composition and return of each Underlying Index, including those for International Fixed Income Funds, will also be calculated and disseminated at the end of the day.  The end of day values of any International Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

I.               Sales and Marketing Materials

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  Although the Trust is classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund.  Instead, each Fund will be marketed as an “exchange-traded fund.”  No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds.  Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open‑end investment companies, i.e., as mutual funds, which offer individually redeemable securities.  Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

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J.               Third‑Party Broker-Dealer Issues.

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  Some activities of brokers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

V.                REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c‑1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, from any provision of

                                                                                                                                 36

the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

A.            Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open‑end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short‑term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.  Because Shares will not be individually  redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open‑end company” under the 1940 Act would be met if such Shares are viewed as non‑redeemable securities.  In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust or a Fund to register as an open‑end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund.  Creation Units are always redeemable in accordance with the provisions of the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market.  Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

                                                                                                           37

            Applicants believe that the Trust’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust.  Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act, and accordingly, Applicants hereby request that the Application for an order of exemption be granted.

B.             Section 22(d) of the 1940 Act and Rule 22c‑1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus.  Rule 22c‑1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV.  Shares of each Fund will be listed on the Exchange.  The Shares will trade on and away from the Exchange [17]  at all times on the basis of current bid/ask prices.  Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c‑1.  The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c‑1 to permit the Shares to trade at negotiated prices.

[17]             Consistent with Rule 19c‑3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

                                                                                                              38

The concerns sought to be addressed by Section 22(d) and Rule 22c‑1 with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c‑1, appear to have been designed to (i) prevent dilution caused by certain riskless‑trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third‑party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.  Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.  The Applicants contend that the proposed distribution system also will be orderly.  Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit.  Therefore, no dealer should have an advantage over another Broker in the sale of Shares.  In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully

                                                                                                                     39

transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once‑daily pricing mechanisms of conventional mutual funds.  This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices.  With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.  The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.             Exemption from the Provisions of Section 22(e)

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain International Funds under the circumstances described below.

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets

                                                                                                                  40

but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Securities in which those Funds invest.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e) for certain International Funds.  Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle, but in all cases no later than twelve (12) calendar days following the tender of a Creation Unit.  Of course, it is possible that the proclamation of new or special holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices, could affect the information set forth herein at some time in the future. The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of twelve calendar days, will be needed to deliver redemption proceeds and will list such holidays.

Where relief is requested, the delivery of redemption proceeds would be made within a maximum of twelve (12) calendar days after the redemption request is received and in proper form.  A redemption delivery cycle may be delayed due to the proclamation of new or special holidays, the treatment by market participants of certain days as informal holidays, the elimination of existing holidays or changes in local securities delivery practices.

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Except as disclosed in the Prospectus and/or SAI for the International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the International Funds relating to those countries or regions are expected to be made within seven (7) days. [18]

The Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above, up to a maximum of twelve calendar days, would not be inconsistent with the spirit and intent of Section 22(e).  The Applicants suggest that a redemption payment occurring up to a maximum of twelve calendar days following a redemption request would adequately afford investor protection.   The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each International Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal foreign market(s) for the Portfolio Securities of a given International Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of an International Fund’s assets in Portfolio Securities (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain International Funds).  Applicants are not seeking relief from Section 22(e) for International Funds that do not effect redemptions of Creation Units in kind.

[18]             Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may have under Rule 15c6-1.

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If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days up to a maximum of twelve calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in the Schwab and Van Eck Associates Orders [19]  and PowerShares Exchange Traded Fund Trust Order. [20]   On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International Funds.

[19]             See In the Matter of Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 28983 (Oct. 23, 2009) (order) and 28933 (Sept. 28, 2009) (notice); see also In the Matter of Van Eck Associates, et al., Investment Company Act Release No. 27742 (Feb. 27, 2007) (order) and 27694 (Jan. 31, 2007) (notice).

[20]             See In the Matter of PowerShares Exchange Traded Fund Trust, et al., Investment Company Release No. 27841 (May 25, 2007) (order) and 27811 (Apr. 30, 2007) (notice).

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D.            Section 17(a) of the 1940 Act.

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company.  The definition of “affiliated person” in Section 2(a)(3) of the 1940 Act includes any person that owns 5% or more of an issuer’s outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)).  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company.  The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).

Section 17(a) prohibits:  (i) persons who are affiliated persons of a Fund under Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or

                                                                                                                          44

more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions, and (ii) the Fund, as an affiliated person or a second tier affiliate of an Investing Fund, from selling Shares to, and redeeming Shares from, the Investing Fund.

Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act.  Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching.  For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above.  The composition of a Fund

                                                                                                              45

Deposit made by a purchaser or Fund Redemption given to a redeeming investor will be the same regardless of the investor’s identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities.  It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund.  The Applicants believe that “in-kind” purchases and redemptions will afford no opportunity for an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares.  Further, any such “in kind” transactions will be based on the NAV of the relevant Fund.

The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund’s objectives.  The Applicants believe that the terms of the in-kind purchase and redemption transactions will be fair and reasonable and will not result in abusive self-dealing or overreaching.  Applicants assert that such transactions will be conducted consistent with the Fund’s objectives and with the general purposes of the 1940 Act.  Fund Deposits and Fund Redemptions will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Fund Deposits and Fund Redemptions will he made in the same manner, regardless of the identity of the purchaser or redeemer.  Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates.  All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind.  As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust.  In addition, Applicants note that the consideration paid for the purchase, or received for the redemption, of Shares directly from a Fund by an Investing Fund will be based on the NAV of the Shares.

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Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act.

VI.             EXPRESS CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.       As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

2.       Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.       The website for the Funds, which is and will be publicly accessible at no charge, will contain the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price in relation to the NAV, on a per Share basis for each Fund.

4.       The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.

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VII.          NAMES AND ADDRESSES

            Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

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VIII.       PROCEDURAL MATTERS, CONCLUSION, SIGNATURES AND VERIFICATION

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so on behalf of the Applicants.  Leonel Narea, as Managing Director of the Advisor and the sole Trustee of the Trust, is authorized to sign and file this document on behalf of the Advisor and the Trust.  John Munch, as Vice President of SEI, is authorized to sign and file this document on behalf of SEI.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an order under Sections 6(c), and 17(b) of the 1940 Act granting the Relief requested by this Application.  In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested order without holding a hearing.

Dated: October 13, 2011

Georgetown Investment Management LLC

By: /s/ Leonel Narea

Name: Leonel Narea

Title: Managing Director

EMShares Trust

By: /s/ Leonel Narea

Name: Leonel Narea

Title: Trustee

SEI Investments Distribution Company

By: /s/ John Munch

Name:  John Munch

Title:  Vice President

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Verification

State of  Florida                                 )

          )  ss:

County of Miami Dade                       )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Georgetown Investment Management LLC; that he is a Managing Director of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Leonel Narea

Name: Leonel Narea

Title: Managing Director

State of  Florida                                 )

          )  ss:

County of Miami Dade                       )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of EMShares Trust; that he is the Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ Leonel Narea

Name: Leonel Narea

Title: Trustee

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State of  Pennsylvania                         )

          )  ss:

County of Montgomery                      )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of SEI Investments Distribution Company; that he is the Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:    /s/ John Munch

Name: John Munch

Title: Vice President

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IX.             APPENDIX A – DESCRIPTION OF THE INITIAL FUND AND THE UNDERLYING INDEX

A.        THE NEW FUND

The New Fund is the:

EMShares Dow Jones Andean Titans 30 ETF.

B.        THE UNDERLYING INDEX

The Underlying Index is the:

Dow Jones Andean Titans 30 Index.

C.                 AFFILIATES

The index provider of the Underlying Index is not “affiliated” with the Exchange, the Advisor, the Trust, the Initial Fund or the Distributor.

D.                DESCRIPTION OF THE NEW FUND

            EMShares Dow Jones Andean Titans 30 ETF.  This Fund shall be invested and reinvested primarily in a portfolio of 30 blue-chip stocks in the “Andean” region, comprised of Chile, Colombia, and Peru, as determined by the Dow Jones Andean Titans 30 Index.

E.                 DESCRIPTION OF THE UNDERLYING INDEX

Index Provider

Dow Jones Indexes is a leading full-service index provider that develops, maintains and licenses indexes for use as benchmarks and as the basis of investment products. Best-known for the Dow Jones Industrial Average, Dow Jones Indexes offers more than 130,000 equity indexes as well as fixed-income and alternative indexes, including measures of hedge funds, commodities and real estate. Dow Jones Indexes employs clear, unbiased and systematic methodologies that are fully integrated within index families. Dow Jones Indexes is part of a joint venture company owned 90 percent by CME Group Inc. and 10 percent by Dow Jones & Company, Inc., a News Corporation company.

                        Index Description

The Dow Jones Andean Titans 30 Index is weighted by float-adjusted market capitalization, and is comprised of 30 blue-chip stocks in the “Andean” region, comprised of Chile, Colombia, and Peru. Index component weights are capped at 10% of the index’s total float-adjusted market capitalization, and weights are

                                                                                                                                52

reviewed quarterly. The Index is intended to capture a replicable cross-section of the leading companies trading in the three Andean region countries. The Index is formally reconstituted annually in March, and only stocks with a three-month average daily trading volume of at least US $500,000 are eligible for consideration for inclusion in the Index, with components chosen by Dow Jones Indexes.  The Index was formally launched on February 24, 2011

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